AB 3/5

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

UNITE
SECURITIES AND EX
Washingto

09058467

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46575 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use P.O. Box No.*)

20 N. Clark St., Suite 3550
(No. and Street)

Chicago | IL | 60602
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Dresner | 312-726-3600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza Drive, Ste 2600, Chicago, | IL | 60611
(Address) | (City) | (State) | (Zip Code)

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/13

# DRESNER INVESTMENT SERVICES, INC.

YEARS ENDED DECEMBER 31, 2008 AND 2007

# DRESNER INVESTMENT SERVICES, INC.

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

*Independent Affiliate of BKR International*

**Independent Auditors' Report**

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

We have audited the accompanying balance sheet of Dresner Investment Services, Inc. (the Company) as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 24, 2009



*Also licensed to practice by the State of Florida

## Oath or Affirmation

I, Steven Dresner, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of Dresner Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Subscribed and sworn
to me before this
25th day of February 2009

"OFFICIAL SEAL"
Mary Burke
Notary Public, State of Illinois
Commission Expires 1/17/2011

Notary Public

This report contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in shareholder's equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

# DRESNER INVESTMENT SERVICES, INC.

## BALANCE SHEET

| December 31, | | 2008 | | 2007 |
|---|---|---|---|---|
| ASSETS | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | **1,837,410** | $ | 47,191 |
| Trade receivables, less allowance for doubtful accounts of $856,509 in 2008 and $642,743 in 2007 | | **202,682** | | 320,137 |
| Due from affiliates (Note 7) | | | | 18,541 |
| Prepaid expenses | | | | 10,210 |
| Total current assets | | **2,040,092** | | 396,079 |
| Investments, at cost | | **28,464** | | 28,464 |
| Investments, at fair value (Note 8) | | **27,181** | | 54,439 |
| Computer equipment, net of accumulated depreciation | | **1,257** | | 1,885 |
| Total assets | $ | **2,096,994** | $ | 480,867 |

*See notes to financial statements.*

# DRESNER INVESTMENT SERVICES, INC.

## BALANCE SHEET (CONTINUED)

| December 31, | 2008 | 2007 |
|---|---|---|
| LIABILITIES AND SHAREHOLDER'S EQUITY | | |
| Current liabilities: | | |
| Accounts payable | **$ 5,333** | |
| Accrued expenses | **41,419** | $ 44,798 |
| Due to affiliates (Note 7) | **997,684** | 18,541 |
| Due to shareholder | **19,989** | |
| State income taxes payable | **23,642** | |
| Total current liabilities | **1,088,067** | 63,339 |
| Shareholder's equity: | | |
| Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares | **7,615** | 7,615 |
| Paid-in capital | **25,000** | 25,000 |
| Retained earnings | **966,581** | 347,924 |
| Accumulated other comprehensive income: Net unrealized gain on available-for-sale securities | **9,731** | 36,989 |
| Total shareholder's equity | **1,008,927** | 417,528 |
| Total liabilities and shareholder's equity | **$ 2,096,994** | $ 480,867 |

*See notes to financial statements.*

# DRESNER INVESTMENT SERVICES, INC.

## STATEMENT OF OPERATIONS

| Years ended December 31, | 2008 | 2007 |
|---|---|---|
| Revenue, fee income | $ 6,007,088 | $ 4,224,053 |
| Management fees (Note 7) | | 721,242 |
| Total revenues | 6,007,088 | 4,945,295 |
| Operating expenses: | | |
| Support services | 1,400,572 | 1,264,815 |
| Bad debts, net of recoveries | 213,766 | 24,113 |
| Management fees (Note 7) | 738,881 | |
| Wages and benefits | 3,023,757 | 3,932,898 |
| Total operating expenses | 5,376,976 | 5,221,826 |
| Operating income (loss) | 630,112 | (276,531) |
| Financial income (expense): | | |
| Interest income | 28,027 | 42,369 |
| Interest expense | (16,944) | (24,219) |
| Other income | 1,000 | |
| Total financial income, net | 12,083 | 18,150 |
| Income (loss) before income tax expense (credit) | 642,195 | (258,381) |
| State income tax expense (credit) | 23,538 | (8,563) |
| Net income (loss) | $ 618,657 | $ (249,818) |

*See notes to financial statements.*

# DRESNER INVESTMENT SERVICES, INC.

## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

| | Common stock | Paid-in capital | Retained earnings | Accumulated unrealized gain on available-for-sale securities | Total shareholder's equity |
|---|---|---|---|---|---|
| Balance, December 31, 2006 | $ 7,615 | | $ 2,597,742 | | $ 2,605,357 |
| Comprehensive income (loss): | | | | | |
| Net loss | | | (249,818) | | (249,818) |
| Net increase in unrealized gain on available-for-sale securities | | | | $ 36,989 | 36,989 |
| Comprehensive loss | | | | | (212,829) |
| Capital contributions | | $ 25,000 | | | 25,000 |
| Distributions paid | | | (2,000,000) | | (2,000,000) |
| **Balance, December 31, 2007** | **7,615** | **25,000** | **347,924** | **36,989** | **417,528** |
| **Comprehensive income (loss):** | | | | | |
| **Net income** | | | **618,657** | | **618,657** |
| **Net decrease in unrealized gain on available-for-sale securities** | | | | **(27,258)** | **(27,258)** |
| **Comprehensive income** | | | | | **591,399** |
| **Balance, December 31, 2008** | **$ 7,615** | **$ 25,000** | **$ 966,581** | **$ 9,731** | **$ 1,008,927** |

# DRESNER INVESTMENT SERVICES, INC.

## STATEMENT OF CASH FLOWS

| Years ended December 31, | 2008 | 2007 |
|---|---|---|
| Operating activities: | | |
| Net income (loss) | $ 618,657 | $ (249,818) |
| Adjustments to reconcile above to cash provided by operating activities: | | |
| Depreciation | 628 | 628 |
| Decrease in operating assets: | | |
| Trade receivables | 117,455 | 52,362 |
| Due from affiliates | 18,541 | 3,181,459 |
| Prepaid expenses | 10,210 | 4,097 |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | 5,333 | |
| Accrued expenses | (3,379) | (5,407) |
| Due to affiliates | 979,143 | (1,771,151) |
| Due to shareholder | 19,989 | |
| State income taxes payable | 23,642 | (55,338) |
| Cash provided by operating activities | 1,790,219 | 1,156,832 |
| Investing activities: | | |
| Purchase of investments | | (100) |
| Cash used in investing activities | | (100) |
| Financing activities: | | |
| Stockholder contribution to paid-in capital | | 25,000 |
| Distributions paid | | (2,000,000) |
| Cash used in financing activities | | (1,975,000) |
| Increase (decrease) in cash and cash equivalents | 1,790,219 | (818,268) |
| Cash and cash equivalents, beginning of year | 47,191 | 865,459 |
| Cash and cash equivalents, end of year | $ 1,837,410 | $ 47,191 |

*See notes to financial statements.*

## 1. Description of business

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's shareholder is also the sole shareholder of four other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight. (See Note 7)

## 2. Summary of significant accounting policies

### Cash equivalents:

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

### Valuation:

During the year ended December 31, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 – Fair Value Measurements. SFAS 157 defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The value of all of the Company's assets and liabilities which are required to be carried at fair value are exchange traded and are, therefore, principally considered Level 1 assets and liabilities.

## 2. Summary of significant accounting policies (continued)

**Trade accounts receivable:**

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance for trade receivables were as follows:

| Years ended December 31, | | 2008 | | 2007 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 642,743 | $ | 618,630 |
| Provision for losses | | 213,766 | | 24,113 |
| Balance, end of year | $ | 856,509 | $ | 642,743 |

**Use of estimates:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Investments:**

Investments are reported at market value and include an equity security with readily determinable market values. Investments also include a non-controlling investment in a closely-held corporation, which does not have a readily determinable fair value and is reported at cost. Investment gains (losses) and income are reported in the statement of operations.

**Property and equipment and related depreciation and amortization:**

Property and equipment are stated at cost. Provisions for depreciation and amortization of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets.

## 2. Summary of significant accounting policies (continued)

**Income taxes:**

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on their income, if any. Instead, the shareholders of the Company are liable for the federal income taxes on their respective shares of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

The Company has elected to defer the provisions of FIN 48, Accounting for Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

## 3. Revenue

The Company's services are contracted under a variety of billing arrangements, including hourly, fixed and success fees. Revenue includes all amounts billed to clients during the year and adjustments for the settlement of previously billed and disputed fees. Revenue is not recognized from contracts that the Company and its clients have not reached an agreement as to earned fees and/or costs if the amounts are not determinable.

## 4. Major customers

Five customers accounted for approximately 68% of the Company's revenue for the year ended December 31, 2008 and two customers accounted for approximately 54% of the Company's revenue for the year ended December 31, 2007.

## 5. Employee retirement plan

Effective September 1, 2002, the Company and its affiliates began a defined contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the Company was $281,201 and $328,959 for the years ended December 31, 2008 and 2007, respectively.

## 6. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with three of the entities described in Note 1. Each entity is responsible for its agreed upon share of base rent and real estate taxes and operating expenses of the facilities and the Company has recorded its proportionate share of expenses. The Company leases its office space under a non-cancelable lease which expires August 2011 and subleases a portion of its unused office space to an unrelated party. The sublease expired in September 2006 and was extended on a month-to-month basis until July 2007, when it was terminated.. For the years ended December 31, 2008 and 2007, rent expense, net of sub-lease revenue, for its operating lease was $141,891 and $112,453, respectively.

The total remaining annual minimum rental payments, not including sublease revenue, tenant's proportional share of operating costs and real estate taxes and reimbursement from other entities sharing occupancy, are as follows:

| Year ending December 31: | Amount |
|---|---|
| 2009 | $ 127,393 |
| 2010 | 131,042 |
| 2011 | 77,683 |
| Total | $ 336,118 |

## 7. Related party transactions

Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly-owned by the sole shareholder of the Company, provides all of the administrative support services. DCR pays all of the Company's office expenses and other costs, including payroll and related payroll taxes. The Company will reimburse DCR for the expenses charged.

Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity to which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management.

The Company also shares employee resources with Dresner Corporate Services, Inc. (DCS) and Dresner Securities, Inc. (DSI) and bills the related party for each company's share of corresponding employee costs.

## 7. Related party transactions (continued)

Management fees are charged for shared services among the related corporations at management's discretion. During 2007, the Company provided shared services to the other related corporations and charged a management fee totaling $721,242. In 2008, a management fee was charged by the related corporations for shared services totaling $738,881.

At December 31, 2008 and 2007 the following amounts were due from (to) the above related companies.

| December 31, | | **2008** | | 2007 |
|---|---|---|---|---|
| Dresner Capital Resources, Inc. | **$** | **(916,345)** | $ | 12,253 |
| Dresner Corporate Services, Inc. | | **(52,627)** | | (18,541) |
| Dresner Securities, Inc. | | **(28,712)** | | 6,288 |
| Total | **$** | **(997,684)** | $ | - |

# DRESNER INVESTMENT SERVICES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

| December 31, 2008 | |
|---|---|
| Total shareholder's equity | $ 1,008,927 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Investments | (28,464) |
| Other assets | (203,939) |
| Adjusted net capital | 776,524 |
| Minimum net capital requirement | 72,538 |
| Excess net capital | $ 703,986 |
| Reconciliation with Company's computation of minimum capital requirements: | |
| Net capital, as reported in the Company's X-17A-5 | $ 817,116 |
| Nonallowable assets not reported on original focus report: | |
| Investments, fair value | (22,953) |
| Due to affiliate | (17,639) |
| Adjusted net capital per above | $ 776,524 |

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

*Independent Affiliate of BKR International*

## Independent Auditors' Report on Internal Control

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Dresner Investment Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



*Also licensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objective.

This report is intended solely for the use of the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 24, 2009

END